

Mail Stop 4561

February 3, 2016

David Reis
Chief Executive Officer
Stratasys Ltd.
7665 Commerce Way
Eden Prairie, MN 55344

> **Re: Stratasys Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **Response dated January 13, 2016**
> **File No. 001-35751**

Dear Mr. Reis:

We have reviewed your letter dated January 13, 2016 in connection with the above-referenced filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   In your response to prior comment 1, you state that it is likely that a majority of your ordinary shares are held by U.S. residents, but argue that you do not meet any of the three conditions in the second part of the foreign private issuer definition in Rule 405 of the Securities Act. Please provide support for your response that a majority of your board and executive officers are not U.S. citizens or residents. Also provide support for your statement that significantly less than 50% of your assets were located in the United States. Explain in your response how you determined the location of your assets. Provide this information for each of the reporting periods presented in the Form 20-F for the fiscal year ended December 31, 2014. Similar information should be provided for the most recently completed fiscal year.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal
Office of Information Technologies
and Services